2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 525 530 660 euros
542 051 180 R.C.S. Nanterre

www.total.com

Exhibit 99.2

FOR IMMEDIATE RELEASE

Sixth Gas Liquefaction Train for Nigeria’s Bonny Plant

Paris, July 30, 2004 — Total announces that the shareholders in Nigeria LNG Limited (NLNG) have approved the construction of a sixth train at the Bonny Island gas liquefaction plant.

Train 6, which will come on stream in late 2007, will have a capacity of 4.1 million metric tons a year of liquefied natural gas (LNG), raising NLNG’s total production capacity to 22 million metric tons a year of LNG and 4.6 million metric tons a year of liquefied petroleum gas (LPG) and condensate.

Following the expansion, the Bonny Island gas liquefaction plant will be one of the largest in the world. Three liquefaction trains are currently in production, while trains 4 and 5 are under construction and scheduled to come on stream next year.

Total will supply approximately an additional 1 billion cubic meters a year of equity gas to the plant to feed train 6 and will lift, through wholly-owned subsidiary Total Gas & Power Ltd., 1.2 billion cubic meters a year of LNG, on top of the 0.3 billion from trains 4 and 5. The LNG will be marketed by Total in a number of European and North American gas markets.

Total has a 15% interest in NLNG, alongside state-owned Nigerian National Petroleum Corporation (49%), Shell (25.6%) and ENI (10.4%).

Total is a world-class liquefied natural gas operator with equity sales of 6.5 million metric tons in 2003. The Group has interests in six liquefaction plants worldwide.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has more than 110,000 employees worldwide. More information can be found on the company’s website: www.total.com